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                              September 1, 2021

       Raymond Firth
       Chief Executive Officer
       Findit, Inc.
       5051 Peachtree Corners Circle #200
       Peachtree Corners, GA 30092

                                                        Re: Findit, Inc.
                                                            Amendment No. 5 to
Registration Statement on Form S-1
                                                            Filed August 31,
2021
                                                            File No. 333-254128

       Dear Mr. Firth:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 5 to Form S-1 filed August 31, 2021

       Financial Statements
       Quarter ended June 30, 2021, page F-2

   1. Please revise your interim financial statements to refer to Chill N' Out Cryotherapy as
                                                        ClassWorx, Inc.
consistent with your disclosures elsewhere in the filing.
              You may contact Kathryn Jacobson, Senior Staff Accountant, at
(202) 551-3365 or
       Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jan Woo, Legal
       Branch Chief, at (202) 551-3453 with any other questions.
 Raymond Firth
Findit, Inc.
September 1, 2021
Page 2
                                  Sincerely,
FirstName LastNameRaymond Firth
                                  Division of Corporation Finance
Comapany NameFindit, Inc.
                                  Office of Technology
September 1, 2021 Page 2
cc:       Thomas C. Cook, Esq.
FirstName LastName